Exhibit 99.2
Synchronoss Acquisition of Intralinks Holdings
Frequently Asked Questions for Sales Employees (FAQs)
Our customers have many questions about the proposed acquisition. At this time, we are somewhat constrained in what we can communicate with our customers due to legal, regulatory and business considerations. We will provide further updates as soon as we are able to share more information.
In the meantime, it is critical that we be very careful in how we communicate with our customers, and we must ensure that we use standard documents (such as the previously provided e-mail templates and standard slides) and follow the guidance in this FAQ in all of our conversations. Account teams should work with their managers to determine how best to communicate with specific customers.
We understand that this document will not address all open customer questions and concerns. As a result, we are asking all sales directors and VPs to identify issues either not addressed in this FAQ or that are customer-specific and then escalate those issues in the way set forth below:

•	Regulatory and contract questions: direct to your regional legal contact (through the ticketing system)

•	Billing, coverage and other operational questions: direct to your regional sales operations leader (by e-mail)

•	Client services: direct to your regional client services leader (by e-mail)

•	Product, market or pricing: direct to Doug Gordon, Matt Porzio or Todd Partridge (by e-mail)
If you are uncertain of who is the right contact point for a particular question, please reach out to one of the product marketing contacts for assistance.
Most Important Messages
For most customers, the most important information we can share are the messages covered in the customer e-mail templates we previously provided to you. You can find those templates here: https://services.intralinks.com/AZ?p=3&w=1043822&folderId=2186742407.
Why are Intralinks and Synchronoss merging?
We see Synchronoss as an ideal strategic partner for Intralinks. Intralinks and Synchronoss share a strong heritage in financial services, life sciences and other regulated and IP-intensive industries. Further, both companies also share extensive experience meeting exacting enterprise information security requirements.
Building on this common DNA, we see several important benefits for our customers from this combination, including:

•	Enhanced cloud identity and access management functionality

•	Improved security and mobile capabilities from integrating with Synchronoss’ secure mobile platform

•	New global deployment and data location options, leveraging Synchronoss’ existing datacenter footprint

•	Access to an expanded ecosystem of partners on the combined platform

Will the combined company maintain its commitment to Intralinks’ [M&A][Debt Capital Markets][Alternative Investments] customers?
Synchronoss and Intralinks remain fully committed to ongoing innovation across all of our lines of business. We believe that the combination of Intralinks and Synchronoss will bring particular benefits for advisory, corporate development, alternative investment and debt capital markets customers, including enhanced mobile capabilities and new tools for user identity and access management.
As Synchronoss has previously communicated to its investors, a core objective of the Intralinks acquisition is to accelerate Synchronoss’ development of an enterprise-focused business. Note that Synchronoss uses the term “Enterprise” to mean any business beyond Synchronoss’ existing Service Provider business, so it includes all of Intralinks’ current offerings, including those for Intralinks VIA®, advisory, corporate development, alternative investment and debt capital markets customers.
Product and Services
Will customers’ product capabilities or support experience change in connection with the proposed transaction?
On December 5, 2016, we signed a definitive agreement under which Synchronoss Technologies, Inc. proposes to acquire Intralinks Holdings, Inc. However, the proposed transaction is not expected to close until Q1 2017. Prior to the close, we do not anticipate any changes to either the product or support experience of our customers. In addition, we do not anticipate any changes to account contacts, client services contacts or user support phone numbers before close. After close, any changes to either product or services will be communicated to customers. We will also work with our customers on transition plans, where required.
When will customers need to update whitelisted URLs?
Prior to closing, we do not anticipate changing the URLs for the Intralinks service. Further, no decisions have yet been made on branding for the combined company and no branding changes will go into effect prior to when the proposed transaction closes. If a decision is made in the future to change the companies’ branding or the Intralinks service URLs, we will work closely with our customers to communicate and manage that transition effectively.
Will customer security reviews that are currently either underway or planned be impacted by this transaction?
We do not anticipate any changes to our security review and audit support processes prior to close. If a decision is made in the future to change these processes, we will work closely with our customers to communicate and manage that transition effectively.
Will content for customers on the German DCN continue to be processed and stored in Germany?
We do not anticipate any changes to the functionality of the German DCN prior to the close. In line with past practice, where specific geo-location of data is required, customers should enter into specific contracts with Intralinks that define the customer’s requirements and Intralinks’ obligations. Please work with your local legal team to make that happen as and when needed. Longer-term, our specific architecture may evolve, but both companies recognize the centrality of data sovereignty issues for the regulated and IP-intensive industries that the combined company will serve.

Will other security/compliance standards (ISO 27001, SOC 2, etc.) supported by Intralinks be affected by the proposed acquisition?
We do not anticipate any changes in how we support any security or compliance standards prior to closing. Longer-term, further analysis is required to understand how we will converge both companies’ security and compliance standards. Note that both companies recognize the importance of security and compliance standards for the regulated and IP-intensive industries that the combined company will serve.
Customer Contracts and Billing
When this transaction closes, will customers need to have a new agreement in place with Synchronoss rather than Intralinks?
Our customer agreements are generally contracts between Intralinks, Inc. (or another Intralinks subsidiary) and the customer. In the proposed transaction, Synchronoss would become the owner of all of the shares of capital stock of Intralinks Holdings, Inc., which is the parent company to Intralinks, Inc. and, indirectly, the other Intralinks subsidiaries. Following the closing, the various Intralinks legal entities will remain in existence as separate companies - the only change is that they will be owned ultimately by Synchronoss Technologies, Inc.
What this means is that, post-closing, Intralinks, Inc. (or another Intralinks entity, as applicable) will continue to be the party to the contracts in place with our customers and the applicable entity will remain contractually obligated to our customers under their respective customer agreements.
There may be some instances where we determine to reach out to a customer prior to closing (either to provide formal notice of the proposed transaction or to seek any required consent for the continuation of our customer agreement following the closing), but that determination is ongoing.
Generally, we anticipate that any changes in contractual terms or parties that may come post-close would only be applied on renewal and would be discussed with the customer ahead of time.
My customer is telling me that their contract has a change-of-control provision. What should I do?
Intralinks’ Legal team is assessing how we will manage customer agreements that include change-of-control provisions. If you have any questions on a specific customer agreement or customer inquiry, please submit a ticket to Legal with the details of your specific request.
Should work orders and payments continue to be addressed to Intralinks? Synchronoss is not an approved vendor at my customer.
We do not anticipate any change in how billing and payments are managed prior to close. Post-close, we anticipate that Intralinks (as a subsidiary of Synchronoss) will continue to be the official vendor. Any future changes to Intralinks’ vendor status or billing processes will be managed to minimize customer impact.
Deeper Dives on Intralinks and Synchronoss
My customer has requested a deeper dive on Synchronoss as a result of the proposed acquisition. What can I communicate?
The most important messages are included in this document. Slides to support these messages were circulated to the sales team and are also available on SalesLink (https://services.intralinks.com/AZ?

p=3&w=1043822&folderId=2186742407). We expect to provide additional messaging at or around the time the proposed transaction closes.
Should I set up joint Intralinks-Synchronoss presentations with my customers?
No. Until the proposed transaction closes, Intralinks and Synchronoss will operate as separate companies. As a result, sales teams should not initiate any go-to-market coordination prior to closing. Sales leadership will provide further guidance as the closing approaches.
I am already working in partnership with Synchronoss at a customer. Should we stop?
For the handful of joint Intralinks-Synchronoss partnership efforts that we began before the acquisition announcement, we can continue our sales efforts. It is critical, however, that customer engagement remain partnership-oriented, with no joint selling - either actual or implied. Sales leadership will work closely with you on these partnership efforts to ensure that a strong communication plan is in place. Where necessary, we will bring in a subject matter expert to support crafting and delivery of the partnership message.
Market Vision and Product Roadmap
When will Synchronoss capabilities be available to Intralinks customers? How will the companies integrate these different technologies?
While we are very excited about the potential opportunity that this business combination presents, we must complete further pre-closing integration planning work before we will have definitive answers to this question. In addition, following the closing, the companies will work to refine and present their updated, long-term product roadmaps. For that reason, please expect further updates over the coming months.
How will this acquisition impact deployment of distributed content nodes into new datacenters?
There is no anticipated pre-close impact on our plans regarding distributed content nodes. In the longer-term, we expect that Synchronoss’ global datacenter footprint may help Intralinks deliver new global deployment and data location options for Intralinks’ customers. At the present time, however, we are not able to describe specific deployment plans.
What is cloud identity and access management? Why is it relevant for Intralinks customers?
Identity and access management - or IAM - is the security discipline that enables the right users to access the right resources at the right times for the right reasons.  As organizations grow, application footprints also grow - and each application has its own rules for access.  Over time, this creates risk, expense and operational complexity.  IAM technologies address this by centralizing identities (letting applications know who you are) and rules of governance (letting applications know what you are allowed to do) across enterprise applications and devices.
From the perspective of our customers, Intralinks is another application for which management of identity and access is required. By integrating Intralinks with IAM solutions, companies can more easily control how Intralinks is deployed and consumed by users - whether their own employees or, potentially, third parties.

What is secure mobility (or Enterprise Mobility Management)? Why is it relevant for Intralinks customers?
Enterprise mobility management (EMM) suites, sometimes referred to as ‘secure mobility platforms,’ are the "glue" that connects mobile devices to their enterprise infrastructure.  As the mobile worker becomes pervasive across all industries, enterprises require tools to be able to manage remote access to corporate applications and data.  They require tools to manage company-issued devices, and as ‘bring your own device’ (BYOD) has become the norm at most organization they require the ability to segregate and protect corporate data when it exists on employee-owned devices.
By integrating Intralinks with Synchronoss’ secure mobility platform, customer data on an Intralinks mobile app can be better protected from any breach of a user’s device security - whether that be as a result of loss or hacking of the device. Integration of Intralinks and a secure mobility platform also increases the degree of control that enterprises can exercise over data on employee devices - a CISO could, for example, remotely wipe only select information on an employee device.
Learning More
How can customers learn more about Synchronoss?
In addition to the press release related to the proposed transaction (posted on intralinks.com), Synchronoss’ website - www.synchronoss.com (including information posted under the Investor Relations section) - provides detailed information on their products and markets.
Who can I speak with to help me discuss the proposed transaction with my customers?
If you have a customer who would benefit from a more detailed conversation about the potential benefits of the proposed business combination, there are individuals at Intralinks who may be able to assist. Please work with your sales leader to identify the right subject matter expert.
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IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS
The tender offer for the outstanding common stock of IntraLinks Holdings, Inc. (the “Company”) has not yet commenced. This set of frequently asked questions for sales employees is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made only pursuant to an offer to purchase and related materials that Synchronoss Technologies, Inc. (“Synchronoss”) and GL Merger Sub, Inc. (“Merger Sub”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). If the tender offer is commenced, Synchronoss and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Company stockholders when available, and may also be obtained by contacting the Company’s Investor Relations Department at 150 E. 42nd Street, 8th Floor, New York, NY 10017, (617) 607-3957 or dridlon@intralinks.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.